

Mail Stop 4628

October 14, 2016

A. Wade Pursell
Chief Financial Officer
SM Energy Company
1775 Sherman Street, Suite 1200
Denver, Colorado 80203

      Re: **SM Energy Company**
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 24, 2016
             Form 8-K filed February 24, 2016
             Form 8-K filed August 2, 2016
             File No. 1-31539

Dear Mr. Pursell:

      We have reviewed your August 2, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Reserves, page 8

Proved Undeveloped Reserves, page 10

1.   We note your response to prior comment 1 regarding drilled but uncompleted wells. Revise to provide additional disclosure specifying the planned timing and the capital expenditures included in estimated future development costs necessary to complete drilled but uncompleted wells.

2. In your Form 10-K, you state that 2.8 MMBOE of proved undeveloped reserves had been on your books in excess of five years, but were scheduled to be completed in 2016. Tell us whether these uncompleted wells have been completed and quantify any reserves added during 2016 which are associated with drilled but uncompleted wells that are not scheduled to be developed within five years from the date of initial booking.

Supplemental Oil & Gas Information, page 137

Standardized Measure of Discounted Future Net Cash Flows, page 139

3. Your response to prior comment 5 indicates that $314.5 million was expended during 2015 to convert proved undeveloped reserves to proved developed reserves. However, on page 11 of your Form 10-K, you disclose the amount of $415 million for expenditures associated with proved undeveloped reserves booked at the end of 2014. Revise to separately disclose capital expenditures made during the year to convert proved undeveloped reserves. Refer to Item 1203(c) of Regulation S-K.

4. In response to prior comment 6, you state that future income taxes used to calculate the standardized measure of discounted future net cash flows as of December 31, 2015 were $0 as you would not be subject to income tax for the projected life of your reserves at price levels for that period. Please provide us with additional detail supporting this assertion.

Form 8-K filed February 24, 2016

5. We have reviewed your response to prior comment 7. For a more balanced presentation that will provide a comprehensive disclosure of changes in your proved reserves, revise your current presentation of the metric "production replacement" to also present a metric that include all changes to your proved reserves during the period.

Form 8-K filed August 2, 2016

6. As noted in prior comment 10, your presentation of "Adjusted earnings (loss) per diluted common share" does not appear to include a reconciliation on a per share basis to the most directly comparable GAAP measure. Revise your reconciliation to present the per share impact of each individual adjustment. Refer to Item 10(e)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for further guidance.

7. You present the non-GAAP measure "Adjusted EBITDAX" in the introductory section of your press release along with "GAAP Net cash provided by operating activities." As you have identified "Adjusted EBITDAX" as a non-GAAP performance measure, revise to also present it here with Net Income / Loss. Refer to Item 10(e)(i)(A) of Regulation S-K

and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources